Exhibit 99.1

Benitec Biopharma Limited
Appendix 4E
Preliminary final report

1. Company details

Name of entity:	Benitec Biopharma Limited
ABN:	64 068 943 662
Reporting period:	For the year ended 30 June 2015
Previous period:	For the year ended 30 June 2014

2. Results for announcement to the market

				$‘000

Revenues from ordinary activities	up	80.8%	to	1,081

Loss from ordinary activities after tax attributable to the owners of Benitec Biopharma Limited	up	63.5%	to	(11,509)

Loss for the year attributable to the owners of Benitec Biopharma Limited	up	63.5%	to	(11,509)

Dividends

There were no dividends paid, recommended or declared during the current financial period.

Comments

The loss for the Group after providing for income tax amounted to $11,509,000 (30 June 2014: $7,039,000).

Further information on the review of operations, financial position and future strategies is detailed in the ‘Review of operations’ section which immediately precedes the Directors’ report within the Annual Report.

Also refer to the Chairman’s and Chief Executive Officer’s letter within the Annual Report.

3. Net tangible assets

	Reporting period Cents	Previous period Cents

Net tangible assets per ordinary security	20.61	29.19

4. Control gained over entities

Not applicable.

5. Loss of control over entities

Not applicable.

6. Dividends

Current period

There were no dividends paid, recommended or declared during the current financial period.

Previous period

There were no dividends paid, recommended or declared during the previous financial period.

Benitec Biopharma Limited Appendix 4E Preliminary final report

7. Dividend reinvestment plans

Not applicable.

8. Details of associates and joint venture entities

Not applicable.

9. Foreign entities

Details of origin of accounting standards used in compiling the report:

Not applicable.

10. Audit qualification or review

Details of audit/review dispute or qualification (if any):

The financial statements have been audited and an unqualified opinion has been issued.

11. Attachments

Details of attachments (if any):

The Annual Report of Benitec Biopharma Limited for the year ended 30 June 2015 is attached.

12. Signed

Signed	Date: 31 August 2015

Peter Francis
Chairman
Sydney

Benitec Biopharma Limited

ABN 64 068 943 662

Annual Report - 30 June 2015

Benitec Biopharma Limited
Contents
30 June 2015

General information

The financial statements cover Benitec Biopharma Limited as a Group consisting of Benitec Biopharma Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited’s functional and presentation currency.

Benitec Biopharma Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

F6A/1-15 Barr Street

Balmain, NSW 2041

A description of the nature of the Group’s operations and its principal activities are included in the Directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 31 August 2015. The directors have the power to amend and reissue the financial statements.

Benitec Biopharma Limited
Corporate governance
30 June 2015

The Company’s directors and management are committed to conducting the Group’s business in an ethical manner and in accordance with the highest standards of corporate governance. The Company has adopted and substantially complies with the ASX Corporate Governance Principles and Recommendations (3rd Edition) (‘Recommendations’) to the extent appropriate to the size and nature of the Group’s operations.

The Company has prepared a Corporate Governance Statement which sets out the corporate governance practices that were in operation throughout the financial year for the Company, identifies any Recommendations that have not been followed, and provides reasons for not following such Recommendations.

The Company’s Corporate Governance Statement and policies, which were approved by the Board of directors on 31 August 2015 can be found on its website:

http://www.benitec.com/investor-centre/governance

Benitec Biopharma Limited
Operating and financial review
30 June 2015

Benitec Biopharma Limited’s (the ‘Company’ or ‘Benitec’) novel, proprietary therapeutic technology combines gene silencing and gene therapy with a goal of providing sustained, long-lasting silencing of disease-causing genes from a single administration. DNA-directed RNA interference (‘ddRNAi’) is being used to develop a pipeline of product candidates for the treatment of numerous chronic and life-threatening human diseases, such as hepatitis C, hepatitis B, age-related macular degeneration (‘AMD’), drug-resistant non-small cell lung cancer (‘NSCLC’) and oculopharyngeal muscular dystrophy (‘OPMD’). By combining the specificity and gene silencing effect of RNA interference with gene therapy, ddRNAi has the potential to produce long-lasting silencing of disease-causing genes from a single administration, which could eliminate the requirement for patient compliance to take regular doses of medicine for long-term management of their disease.

The key focus of Benitec’s strategy is to become the leader in discovery, development, clinical validation and commercialisation of ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations. To achieve this, the Company has the following goals:

•	Progress its pipeline of proprietary ddRNAi-based therapeutics

•	The five therapeutic indications that are the focus areas of the Company are being progressed in their respective stages of clinical or pre-clinical development. The lead candidate, TT-034 to treat hepatitis C, has advanced in its Phase I/IIa clinical trial with six patients dosed. Further detail of individual programs is provided in subsequent sections of this operating and financial review (‘OFR’).

•	Continue the Company’s leadership position in ddRNAi-based therapeutics

•	Benitec remains the only company to date to advance into clinical trial an RNAi therapeutic for systemic administration by gene therapy vectors.

•	Further develop and improve the ddRNAi platform technology and its associated intellectual property position

•	Develop in-house, and in-license ddRNAi platform technology and program related intellectual property, and complementary technologies to support the product pipeline.

•	Develop drug candidates in Benitec’s core disease areas and partner selectively to commercialise and expand the Company’s pipeline

•	Selectively form collaborations to expand the Company’s capabilities and product offerings into a range of diseases and potentially to accelerate the development and commercialisation of ddRNAi therapeutics more broadly. As examples, Benitec entered to collaborations with ReNeuron on cellular therapies that combines stem cell biology, gene therapy and gene silencing to identify effective ways of delivering RNA molecules to target cells, and with 4D Molecular Therapeutics to develop a vector to deliver ddRNAi constructs to the retinal cells of the eye in the AMD program.

•	Advance programs in core disease areas to appropriate stage of proof of concept to commercialise with pharmaceutical companies. As an example, Benitec recently acquired full rights to its pre-clinical hepatitis B program from its collaborator, Biomics Biotechnologies, with plans to progress the product candidate in this therapeutic field independently.

•	Out-license use of ddRNAi for applications and therapeutics outside of the Company’s immediate focus to expand Benitec’s franchise of ddRNAi-based therapeutics. As an example, Benitec licensed ddRNAi to Circuit Therapeutics to develop the technology in the area of intractable pain.

•	Pursue indications with high unmet medical need or large patient populations

•	Programs currently being pursued at Benitec are severe diseases with high unmet medical need or large patient populations that have well characterised gene targets that can be silenced, thus preventing the disease-causing gene from being expressed.

Benitec Biopharma Limited Operating and financial review 30 June 2015

In-house programs

Benitec has five in-house development programs underway. Using the funds raised in April 2014, the Company continues to progress these development programs. Highlights of progress over the previous 12 months include:

(1)	Hepatitis C – ‘TT-034’: TT-034 continues to progress in its Phase I/IIa first-in-human clinical trial, as a candidate therapeutic for patients chronically infected with the most common type of hepatitis C virus (‘HCV’), genotype 1. The key milestones for this program are as follows:

•	Six patients have been dosed and there has been no treatment-related serious adverse effects observed to date;

•	All six patients have been biopsied, and the Company believes, based on preliminary results reported for three of these patients, that TT-034 has clinical proof of concept for the production of shRNA in the liver from a single administration; and

•	Three sites are now actively screening patients for the study. These are Duke Clinical Research Unit, University of California San Diego and the Texas Liver Institute.

(2)	Hepatitis B – ‘Hepbarna®’: The Company is developing Hepbarna for the treatment of the hepatitis B virus (‘HBV’), which infects up to 240 million people worldwide, resulting in up to 780,000 deaths per year. The key features and milestones of the HBV program are as follows:

•	Hepbarna is designed to be a single administration ddRNAi-based monotherapy that is delivered using a gene therapy vector that targets the liver and inhibits viral replication and s-antigen production on a long-term basis. As both HBV and HCV replicate in the liver, Benitec has designed Hepbarna to mimic the design elements of TT-034, which could expedite Hepbarna’s regulatory pathway;

•	In vivo efficacy studies are ongoing and the Company expects to have in vivo proof of concept data at the end of second quarter 2016; and

•	The Company plans to file an investigational new drug (‘IND’) application in the first quarter of 2017.

Benitec Biopharma Limited Operating and financial review 30 June 2015

(3)	Age-related macular degeneration (‘AMD’): AMD is the leading cause of irreversible vision loss in the United States, affecting an estimated 1.75 million people and it is estimated that 196 million people will be affected by AMD worldwide by 2020. The aim of this program is to develop a therapeutic that provides long-term treatment of AMD from a single intravitreal injection. The Company believes this could replace the need for regular injections of therapeutics into the eye, which is the current standard of care. The key milestones achieved over the last 12 months and next steps include:

•	Two ddRNAi-based therapies are in development – TT-211 for the treatment of wet AMD and TT-231 for the treatment of both wet and dry AMD;

•	The Company has entered into collaboration with 4D Molecular Therapeutics (4DMT) for the development of the delivery vector for both TT-211 and TT-231. Vector development is expected to be completed by the end of 2015; and

•	In vivo proof of concept studies are expected to be completed by mid-2016 and the Company plans to file an IND application in the second quarter of 2017.

(4)	Chemotherapy-resistant lung cancer – ‘Tribetarna®’: Benitec has been developing Tribetarna for the treatment of drug resistant non-small cell lung cancer (‘NSCLC’). Tribetarna targets the silencing of beta-III tubulin, or TUBB3, a gene shown to have strong correlation with resistance to chemotherapy in NSCLC and other carcinomas. The key milestones achieved over the last 12 months include:

•	Collaborators at UNSW reported they observed significantly increased survival in a preclinical in vivo model of lung cancer following intravenous administration of the ddRNAi-based therapeutic, Tribetarna in combination with cisplatin, confirming their previously reported results;

•	Preclinical proof of concept studies have been completed in collaboration with the University of New South Wales;

•	Dose optimization studies commenced in 2015; and

•	Parallel development of a companion diagnostic is ongoing to assist in identifying those patients with NSCLC tumours that express beta-III tubulin.

(5)	Oculopharyngeal Muscular Dystrophy (OPMD) – ‘Pabparna™’: Benitec is developing Pabparna for the treatment of OPMD, an autosomal-dominant inherited, slow-progressing, late-onset degenerative muscle disorder that usually starts in patients during their 40s or 50s. The disease is manifested by progressive swallowing difficulties (dysphagia) and eyelid drooping (ptosis). OPMD is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene. OPMD is a rare disease and has been reported in at least 33 countries. Patients suffering with OPMD are well identified and are aggregated in particular regions, which we believe should simplify clinical development. Key milestones achieved over the last 12 months and next steps include:

•	In vivo studies in an animal model of OPMD have been completed and the results support the proof of concept of this approach in Pabparna’s individual components;

•	Work is ongoing in conjunction with the Royal Holloway, University of London, to optimize the in vivo delivery of Pabparna; and

•	The Company plans to progress the program through to in vivo proof of concept by the end of the third quarter 2016.

Benitec Biopharma Limited Operating and financial review 30 June 2015

Licensed programs

In addition to the Company’s in-house development programs, Benitec has licensed its ddRNAi technology to five biotech companies. As each of these companies advances their clinical development their success further validates ddRNAi. Each program is outlined below:

•	HIV/AIDS: In 2014, Calimmune commenced a Phase I/IIa clinical trial of Cal-1 and the first cohort of four HIV- positive participants has been dosed. Calimmune has reported that none of the patients in the first cohort had experienced serious adverse events. The FDA has approved the next cohort dosing of three patients, who will also receive a preconditioning regimen designed to make the treatment more effective. We expect data from this study to be released by Calimmune in late 2015.

•	Cancer Immunotherapy: Regen Biopharma Inc is developing a cancer immunotherapy using ddRNAi to silence expression of indoleamine 2,3— dioxygenase, or IDO. IDO is associated with immune-suppression and is overexpressed in some cancers. Regen has reported preclinical evidence that modification of these cells using ddRNAi targeting the silencing of IDO may significantly enhance their efficacy in cancer immunotherapy. Regen’s first treatment, which is for breast cancer, is called dCellVax. In November 2014, the FDA announced the issuance of an IND number for a proposed Phase I/II clinical trial assessing safety with signals of efficacy for dCellVax.

•	Retinitis Pigmentosa: Genable has reported that it established proof of concept in an in vivo model of the disease. Genable’s treatment for retinitis pigmentosa, GT308, is named RhoNova. Genable’s treatment involves suppression of the mutant and normal genes, and replacement with a normal RHO gene that has been modified to be resistant to ddRNAi gene silencing. In October 2014, the European Medicines Agency, or EMA, granted RhoNova Advanced Therapy Medicinal Product classification. The classification enables Genable to procure centralized scientific advice and guidance from EMA regulators on RhoNova’s ongoing development. In 2013, the FDA granted Genable orphan drug designation for RhoNova.

•	Huntington’s disease: Netherlands-based biotechnology company, uniQure B.V. is using ddRNAi to develop and commercialise a treatment for Huntington’s disease. In May 2013, uniQure announced that it, along with its partners in a pan-European consortium devoted to finding a gene therapy cure for Huntington’s disease, were awarded a 2.5 million Euros grant for use in the development of a RNAi-based approach. uniQure has reported that it is using RNAi to non-specifically knock down all expression of the Htt gene and to specifically inhibit the mutant allele of the Htt gene. Evaluation of these two approaches is in progress.

•	Intractable Neuropathic Pain: U.S.-based biotechnology company, Circuit Therapeutics, is using ddRNAi to develop treatments for the prevention of pain. Under the licensing agreement, the company has the rights to develop and commercialise treatments that use ddRNAi to silence Nav1.7, a sodium ion channel that is exclusively expressed in certain sensory nerves and is critical for generation of pain.

Benitec Biopharma Limited Operating and financial review 30 June 2015

Intellectual property

Benitec’s objective is to protect the intellectual property and proprietary technology that is important to the Company’s business, which includes seeking and maintaining patents for the ddRNAi platform technology that is licensed from CSIRO, and other inventions relating to products in development, or otherwise commercially and/or strategically important to the development of the Company’s business. The patent estate of technology and program-specific patents continues to progress with patents being granted in existing patent families, and with new patent filings to capture inventions as programs develop.

Key developments:

•	International patent filing for AMD program entered National Phase in multiple jurisdictions that were identified as key markets for age-related macular degeneration, listed in following summary table;

•	International patent filing for pain program entered National Phase in multiple jurisdictions, listed in following summary table;

•	European opposition hearing was conducted for the Waterhouse patent EP1068311 in the presence of opponents, BASF SE, Galapagos NV, Syngenta International AG in January 2015. Carnegie Institution of Washington/University of Massachusetts was not represented at the hearing. The patent was upheld in amended form;

•	European opposition hearing was conducted for the Graham patent EP1624060 in the presence of sole patent opponent, BASF SE. The opposition division of the European patent office upheld the opposition, revoking this Graham patent along the same arguments as EP1555317. CSIRO is preparing to appeal this decision;

•	The decision of the European patent office to revoke Graham patent EP1555317 was jointly appealed by Benitec and CSIRO. An appeal hearing is expected to be scheduled by the European patent office for the second half of 2016; and

•	Three new provisional patent applications were filed to claim new inventions of target sequences and product candidates in the hepatitis B, lung cancer and stem cell programs.

Technology patents
Title	Patent number	Filing date	Status
Genetic constructs for delaying or repressing the expression of a target gene (Graham patent family)[1]	US 6,573,099	19 June 1998	Graham patent family member; granted 3 June 2003; Re-examination Certificate (US90/008096) issued 8 March 2011

Control of gene expression	WO1999049029	19 March 1999	Granted
(Graham family patent)
US (8067383, 8168774, 7754697, 8048670, 8053419, 8431547, 9029527), Australia, Canada, Europe (under opposition), UK, Hong Kong, India, Japan, Korea, Mexico, New Zealand, Singapore, South Africa

Pending

US, Brazil, Europe, Japan, Mexico

Methods and means for obtaining modified phenotypes (Waterhouse patent family)[2]	WO1999053050	7 April 1999	Granted
US, Australia, China, Europe, New Zealand

Pending

US, Canada, Europe, Japan

Genetic Silencing	WO2001070949	16 March 2001	Granted

Singapore, South Africa, UK

Pending

Brazil

Double-stranded nucleic acid	WO2004106517	3 June 2004	Granted

Australia, New Zealand, Singapore, South Africa

[1]	Benitec has an exclusive, irrevocable worldwide license from CSIRO for human therapeutics
[2]	Benitec has an exclusive, irrevocable worldwide license from CSIRO for human therapeutics

Benitec Biopharma Limited Operating and financial review 30 June 2015

Program specific patents
Title	Patent number	Filing date	Status

Multiple promoter expression cassettes for simultaneous delivery of RNAi agents (Hepatitis C)	WO2005087926	4 March 2005	Granted
US (7727970, 8283461, 8691967),
Australia, Canada, China, Europe, Israel, Japan, Korea

Pending

Europe

RNAi expression constructs (Hepatitis C)	WO2006084209	3 February 2006	Granted
US (7803611, 8076471, 8993530),
Australia, China, Hong Kong, New Zealand

Pending

US, Europe, Canada

RNAi expression constructs with liver-specific enhancer/promoter (Hepatitis virus)	US 8,008,468	16 February 2006	Granted on 30 August 2011

Minigene expression cassette (Hepatitis)	US 8,129,510	30 March 2007	Granted on 6 March 2012

Methods for detecting and modulating the sensitivity of tumour cells to anti-mitotic agents (Lung cancer)	WO2008106730	5 March 2008	Granted
Australia, China, Hong Kong, Japan, Singapore

Pending

Canada, China, Europe, Hong Kong, Israel, India, US

HBV treatment (Hepatitis B)	WO2012055362	27 October 2011	Granted

US (9080174)

Pending

Australia, Brazil, Canada, China, Hong Kong, Europe, India, Korea, Russia, US

Pain treatment	WO2013126963	28 February 2013	Pending

Australia, Europe, US

Age related macular degeneration treatment (AMD)	WO2014107763	8 January 2014	Pending
Australia, Canada, China, Europe, India, Israel, Japan, Mexico, Singapore, South Africa, South Korea, Russia, US

Reagents for treatment of hepatitis B virus (HBV) infection and uses thereof (Hepatitis B)	AU provisional 2015901617	6 May 2015	Filed

Reagents for treatment of cancer and use thereof (Cancer)	US provisional 62/182156	19 June 2015	Filed

Products and Methods	US provisional 62/182356	19 June 2015	Filed

Benitec Biopharma Limited Operating and financial review 30 June 2015

Commercialisation

Business development has remained a major focus for Benitec during the financial year ended 30 June 2015. Partnering one or more programs with a significant pharmaceutical company at the appropriate stage of development and at optimal commercial terms is a key focus of the Company’s business development efforts. Securing such partnership would provide large pharma validation of ddRNAi.

The success of the TT-034 ‘first-in-human’ trial is an important element in the Company’s strategy for commercialising ddRNAi and validating the other indications in the Company’s pipeline. Demonstration of safety and efficacy of ddRNAi as treatment for HCV, based on industry comparators, is expected to be a significant value inflection point for Benitec.

Benitec Biopharma Limited
Directors’ report
30 June 2015

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘Group’) consisting of Benitec Biopharma Limited (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2015.

Directors

The following persons were directors of Benitec Biopharma Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Mr Peter Francis

Dr Peter French

Mr Kevin Buchi

Dr John Chiplin

Mr Iain Ross

Refer to ‘Information on directors’ section below for details of director’s qualifications, experience and expertise, other directorship, special responsibilities and interests in shares and options.

Principal activities

During the financial year the principal continuing activities of the Group consisted of progressing programs through the clinic, the commercialisation of the Group’s unique Intellectual Property (‘IP’), development of its therapeutic pipeline and pre-clinical programs, funding, and protection and building the IP estate.

The Group has a pipeline of in-house and partnered therapeutic programs based on its patented gene-silencing technology, ddRNAi. It is developing treatments for chronic and life-threatening human conditions such as Hepatitis C, Hepatitis B, wet age-related macular degeneration, cancer-associated pain, drug resistant lung cancer and oculopharyngeal muscular dystrophy based on this technology. In addition, the Group has licensed its ddRNAi technology to other biopharmaceutical companies who are progressing their programs towards the clinic for applications including HIV/AIDS, retinitis pigmentosa and Huntington’s disease.

Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Review of operations

The loss for the Group after providing for income tax amounted to $11,509,000 (30 June 2014: $7,039,000).

The Group generated revenue of $307,000 from licensing its technology and received research and development grants amounting to $2,318,000 (30 June 2014: $277,000 and $776,000 respectively).

Refer to the ‘Operating and financial review’ (‘OFR’) section immediately preceding this Directors’ report for further commentary on the review of operations.

Significant changes in the state of affairs

Benitec announced it has progressed its collaboration with the Royal Holloway University of London and the Institute de Myologie in Paris to continue the development of a ddRNAi based therapeutic for the treatment of oculopharyngeal muscular dystrophy (‘OPMD’). This follows successful pre-clinical proof of concept data that show using ddRNAi to silence the mutant gene responsible for the disease and replacement with the healthy gene can restore muscle strength to near normal levels in vivo.

Refer to OFR for details of significant changes in the Group’s state of affairs.

There were no other significant changes in the state of affairs of the Group during the financial year.

Matters subsequent to the end of the financial year

On 9 July 2015, the Group announced that it had acquired the full rights to the pre-clinical ddRNAi-based hepatitis B (HBV) therapeutic program, Hepbarna® from Biomics Biotechnologies, which was previously under development as a joint venture between the two companies. The Company will pay $2,500,000 upfront with a further $3,500,000 upon successful commercialisation of the program and right to royalty on net sales. 647,333 ordinary shares in the Company were issued on 22 July 2015 as consideration.

Benitec Biopharma Limited Directors’ report 30 June 2015

On 22 July 2015, the Company’s shareholders at a General Meeting passed a resolution to issue up to 115,000,000 new shares through an initial public offer, which would be represented by American Depositary Shares for trading on Nasdaq.

On 20 August 2015, the Company has successfully completed an initial public offer in the United States and the associated listing on the NASDAQ Global Select Market. Benitec issued 30,000,000 ordinary shares (converted to 1,500,000 NASDAQ ADS: BNTC) and 10,000,000 options (converted to 500,000 NASDAQ warrants: BNTCW representing 20 options for each warrant) through the initial public offer and raised $18,844,000 (US$13,820,000) under the IPO. Benitec intends to use the net proceeds of the IPO to advance the programs for its therapies, for working capital and for general corporate purposes.

No other matter or circumstance has arisen since 30 June 2015 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

Likely developments and expected results of operations

The Group will continue to progress programs through the clinic, seek commercialisation opportunities with big Pharma and others for its unique IP, develop its therapeutic pipeline and pre-clinical programs, protect and build the Group’s IP estate and secure adequate funding. Refer to OFR for further commentary.

Environmental regulation

The Group is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Information on directors

Name:	Mr Peter Francis
Title:	Non-Executive Chairman
Qualifications:	LLB, Grad Dip (Intellectual Property)
Experience and expertise:	Peter is a partner at Francis Abourizk Lightowlers (‘FAL’), a firm of commercial and technology lawyers with offices in Melbourne. He is a legal specialist in the areas of intellectual property and licensing and provides legal advice to a large number of corporations and research bodies.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	Member of the Remuneration and Nomination Committee and Audit and Risk Committee
Interests in shares:	424,174 ordinary shares
Interests in options:	1,600,000 options over ordinary shares

Benitec Biopharma Limited Directors’ report 30 June 2015

Name:	Dr Peter French
Title:	Managing Director
Qualifications:	MBA (Technology Management), Ph.D (Cell Biology)
Experience and expertise:	Peter is a cell and molecular biologist who has been extensively involved in both basic and clinical medical research and commercialisation of biological intellectual property. He is a Past President of the Australia and New Zealand Society for Cell and Developmental Biology, and represented Australia’s biological scientists on the Board of FASTS (Federation of Scientific and Technological Societies), Australia’s peak government lobbying organisation for science and technology. Peter has conducted cell and molecular research in a broad range of areas relevant to the Group’s DNA-directed RNAi based therapeutic technology, including cancer, HIV/AIDS, neurobiology, immunology and inflammatory disease. He obtained his Ph.D for work performed at CSIRO on the characterisation of the keratin composition of the developing wool fibre. He carried out postdoctoral research at the Children’s Medical Research Foundation, Sydney, on the role of glycoprotein expression in neuronal development. In 1989 he became Principal Scientific Officer and Manager of the Centre for Immunology, St Vincent’s Hospital, Sydney. Over the past 16 years Peter has been extensively involved in Australia’s biotechnology industry, initially founding the stem cell storage company Cryosite Limited (ASX: CTE), and then taking up leadership roles at other biotechnology companies prior to joining the Group in 2009 as its Chief Scientific Officer. Peter was appointed Chief Executive Officer of Benitec in June 2010.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	Member of the Remuneration and Nomination Committee
Interests in shares:	591,785 ordinary shares
Interests in options:	2,600,000 options over ordinary shares

Name:	Mr Kevin Buchi
Title:	Non-Executive Director
Qualifications:	BA (Chemistry), MBA, CPA
Experience and expertise:	Kevin served as Chief Executive Officer (‘CEO’) of Cephalon, Inc. through its $6.8 billion acquisition by Teva Pharmaceutical Industries (‘Teva’) in October 2011. After the acquisition he served as Corporate Vice President, Global Branded Products of Teva. Kevin joined Cephalon, Inc. in 1991 and held various positions, including Chief Operating Officer, Chief Financial Officer and Head of Business Development prior to being appointed CEO. He currently serves on a number Boards including those listed on US Nasdaq.
Other current directorships:	TetraLogic Pharmaceuticals Corporation, Stemline Therapeutics, Inc., Forward Pharma A/S, Alexza Pharmaceuticals, Inc. and Epirus Biopharmaceuticals, Inc.
Former directorships (last 3 years):	None
Special responsibilities:	Member of the Audit and Risk Committee and Remuneration and Nomination Committee
Interests in shares:	861,539 ordinary shares
Interests in options:	400,000 options over ordinary shares

Benitec Biopharma Limited Directors’ report 30 June 2015

Name:	Dr John Chiplin
Title:	Non-Executive Director
Qualifications:	BPharm, MRPharm, Ph.D (Pharmacy)
Experience and expertise:	John is a founder of and has served as a Managing Director of investment company, Newstar Ventures Ltd., since 1998. More recently, he has served as a director of Medistem, Inc. through its acquisition by Intrexon Corporation in 2014, as founding Chief Executive Officer of Arana Therapeutics Limited from 2006 through its acquisition by Cephalon, Inc. in 2009, as director of Domantis Ltd through its acquisition by GlaxoSmithKline plc in 2006, and as Managing Director of ITI Life Sciences Fund from 2003 to 2005. He currently serves on the board of directors of Adalta Pty Ltd, ScienceMedia Inc., Prophecy Inc., Batu Biologics Inc., The Coma Research Institute and Cynata Therapeutics Limited which is traded on the ASX. John’s Pharmacy and PhD degrees are from the University of Nottingham, Nottingham, United Kingdom.
Other current directorships:	Cynata Therapeutics
Former directorships (last 3 years):	Calzada Ltd. and Medistem, Inc.
Special responsibilities:	Chair of the Remuneration and Nomination Committee
Interests in shares:	200,000 ordinary shares
Interests in options:	400,000 options over ordinary shares

Name:	Mr Iain Ross
Title:	Non-Executive Director
Qualifications:	B.Sc (Hons), C.Dir
Experience and expertise:	Iain has over 30 years’ experience in the international life sciences sector. Following a career with multi-national companies including Sandoz, Fisons plc and Hoffman La Roche, Mr. Ross joined the Board of Celltech Group plc in 1991 and was responsible for building Celltech Biologics, the contract manufacturing division which was later sold to Alusuisse Lonza. For the last 20 years he has undertaken a number of start-ups and development stage companies as a board member on behalf of private equity groups and banks, including Quadrant Healthcare plc, Allergy Therapeutics Ltd, Eden Biodesign Ltd, Phadia AB and Silence Therapeutics plc. Currently Iain is Chairman of the Board of Premier Veterinary Group plc which is traded on the Main List of the London Stock Exchange, Chairman of Biomer Technology Ltd and a Director & Acting CEO of Novogen Limited whose shares are traded on both the Australian Securities Exchange and NASDAQ. In addition he is an Independent Non-Executive Director of Amarantus Bioscience Inc which is traded on the OTC:QB and Anatara Lifesciences Limited and Tissue Therapies Ltd each of which is traded on the Australian Securities Exchange. He is a Qualified Chartered Director of the UK Institute of Directors and Vice Chairman of the Council of Royal Holloway, University of London. Iain is qualified to serve as director because of his extensive experience working with a mix of small and large pharmaceutical companies.
Other current directorships:	Anatara Lifesciences Limited; Amarantus Bioscience Holding Inc; Premier Veterinary Group plc, Tissue Therapies Limited
Former directorships (last 3 years):	Coms plc, Novogen Limited, Ark Therapeutics Group plc
Special responsibilities:	Chair of the Audit and Risk Committee and member of the Remuneration and Nomination Committee
Interests in shares:	66,364 ordinary shares
Interests in options:	400,000 options over ordinary shares

‘Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

‘Former directorships (last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

Company secretary

Mr Greg West is a Chartered Accountant with experience in the Biotech sector. He is a Director and Audit Committee Chairman of UOWE Limited (a business arm of Wollongong University), IDP Education Pty Ltd and Education Australia Limited. He worked at PricewaterhouseCoopers and has held senior finance executive roles in financial services and investment banking with Bankers Trust, Deutsche Bank, NZI, and with other financial institutions.

Benitec Biopharma Limited Directors’ report 30 June 2015

Meetings of directors

The number of meetings of the Company’s Board of Directors (‘the Board’) and of each Board committee held during the year ended 30 June 2015, and the number of meetings attended by each director were:

	Full Board	Full Board	Audit and Risk Committee
	Attended	Held	Attended	Held

Peter Francis	10	10	2	2
Peter French	10	10	—	—
Kevin Buchi	10	10	—	—
John Chiplin	10	10	2	2
Iain Ross	8	10	2	2

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Due to the small number of directors, the Board undertook the duties of the Nomination and Remuneration Committee.

Remuneration report (audited)

The remuneration report details the key management personnel remuneration arrangements for the Group, in accordance with the requirements of the Corporations Act 2001 and its Regulations.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including all directors.

The remuneration report is set out under the following main headings:

•	Principles used to determine the nature and amount of remuneration

•	Details of remuneration

•	Service agreements

•	Share-based compensation

•	Consequences of performance on shareholder wealth

•	Additional disclosures relating to key management personnel

Principles used to determine the nature and amount of remuneration

The objective of the Group’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for shareholders, and conforms to the market best practice for the delivery of reward. The Board of Directors (‘the Board’) ensures that executive reward satisfies the following key criteria for good reward governance practices:

•	competitiveness and reasonableness;

•	acceptability to shareholders;

•	performance linkage / alignment of executive compensation; and

•	transparency.

The Nomination and Remuneration Committee is responsible for determining and reviewing remuneration arrangements for its directors and executives. The performance of the Group depends on the quality of its directors and executives. The remuneration philosophy is to attract, motivate and retain high performance and high quality personnel. This committee is currently managed by the Full Board.

The Nomination and Remuneration Committee has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the Group.

Alignment to shareholders’ interests:

•	has economic profit as a core component of plan design;

•	focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant or increasing return on assets as well as focusing the executive on key non-financial drivers of value; and

•	attracts and retains high calibre executives.

Benitec Biopharma Limited Directors’ report 30 June 2015

Alignment to program participants’ interests:

•	rewards capability and experience;

•	reflects competitive reward for contribution to growth in shareholder wealth; and

•	provides a clear structure for earning rewards.

In accordance with best practice corporate governance, the structure of non-executive directors and executive remunerations are separate.

Non-executive directors remuneration

Fees and payments to non-executive directors reflect the demands and responsibilities of their role. Non-executive directors’ fees and payments are reviewed annually by the Nomination and Remuneration Committee. The Nomination and Remuneration Committee may, from time to time, receive advice from independent remuneration consultants to ensure non-executive directors’ fees and payments are appropriate and in line with the market. The chairman’s fees are determined independently to the fees of other non-executive directors based on comparative roles in the external market. The chairman is not present at any discussions relating to the determination of his own remuneration. Non-executive directors may receive share options or other incentives.

ASX listing rules require the aggregate non-executive directors remuneration be determined periodically by a general meeting. The most recent determination was at the Annual General Meeting held on 14 November 2013, where the shareholders approved a maximum aggregate remuneration of $500,000.

Executive remuneration

The Group aims to reward executives with a level and mix of remuneration based on their position and responsibility, which has both fixed and variable components.

Executives typically receive a base salary (which is based on factors such as experience and comparable industry information), options, and performance incentives. The Board reviews the CEO’s remuneration package, and the CEO reviews the other senior executives’ remuneration packages, annually by reference to the Group’s performance, executive performance, and comparable information within the industry.

The performance of executives is measured against criteria agreed annually with each executive and is based predominantly on the overall success of the Group in achieving its broader corporate goals. Bonuses and incentives are linked to predetermined performance criteria. The Board may, however, exercise its discretion in relation to approving incentives, bonuses, and options, and can recommend changes to the CEO’s recommendations. The policy is designed to attract the highest calibre of executives and reward them for performance that results in long-term growth in shareholder wealth.

The executive remuneration and reward framework has four components:

•	base pay and non-monetary benefits;

•	short-term performance incentives;

•	share-based payments; and

•	other remuneration such as superannuation and long service leave.

The combination of these comprises the executive’s total remuneration.

Fixed remuneration, consisting of base salary, superannuation and non-monetary benefits, are reviewed annually by the Nomination and Remuneration Committee, based on individual and business unit performance, the overall performance of the Group and comparable market remunerations.

Executives may receive their fixed remuneration in the form of cash or other fringe benefits (for example motor vehicle benefits) where it does not create any additional costs to the Group and provides additional value to the executive.

The short-term incentives (‘STI’) program is designed to align the targets of the business units with the targets of those executives responsible for meeting those targets. STI payments are granted to executives based on specific annual targets and key performance indicators (‘KPI’s’) being achieved. KPI’s include profit contribution, leadership contribution and product management.

Benitec Biopharma Limited Directors’ report 30 June 2015

The long-term incentives (‘LTI’) include long service leave and share-based payments. Executives may be invited to participate in the Employee Share Option Plan (‘ESOP’). Shares are awarded to executives over a period of three years based on long-term incentive measures. These include increase in shareholders’ value relative to the entire market and the increase compared to the Group’s direct competitors. Australian executives or directors receive a superannuation guarantee contribution required by the Government and do not receive any other retirement benefits.

Group performance and link to remuneration

Executive bonus and incentive payments are based on performance and are at the discretion of the Nomination and Remuneration Committee.

Use of remuneration consultants

During the financial year ended 30 June 2015, the Group did not engage any remuneration consultants, to review its existing remuneration policies and provide any recommendations on how to improve both the STI and LTI programs.

Voting and comments made at the Company’s 2014 Annual General Meeting (‘AGM’)

At the AGM held on 13 November 2014, 89% of the votes received supported the adoption of the remuneration report for the year ended 30 June 2014. The Company did not receive any specific feedback at the AGM regarding its remuneration practices.

Details of remuneration

Amounts of remuneration

Details of the remuneration of key management personnel of the Group are set out in the following tables.

The key management personnel of the Group consisted of the directors of Benitec Biopharma Limited and the following persons:

•	Mr Carl Stubbings - Chief Business Officer

•	Dr Michael Graham - Senior Vice President, Head of Discovery and Founding Scientist

•	Dr David Suhy - Senior Vice President, Research and Development

•	Mr Greg West - Company Secretary and Chief Financial Officer

•	Georgina Kilfoil - Chief Clinical Officer (appointed on 1 April 2015)

2015	Cash salary and fees $	Short-term benefits Cash bonus $	Non- monetary $	Post- employment benefits Super- annuation $	Long-term benefits Employee leave $	Share-based payments Options $	Total $

Non-Executive Directors:
Peter Francis	113,328	—	—	—	—	—	113,328
Kevin Buchi	56,000	—	—	—	—	64,783	120,783
John Chiplin	56,000	—	—	—	—	—	56,000
Iain Ross	62,000	—	—	—	—	—	62,000

Executive Directors:
Peter French	400,000	—	—	18,783	—	90,847	509,630

Other Key Management Personnel:
Carl Stubbings	275,000	—	—	18,783	—	152,718	446,501
Michael Graham *	161,250	—	—	32,178	—	97,715	291,143
David Suhy	298,936	—	—	—	—	224,361	523,297
Greg West	230,000	—	—	18,783	—	220,622	469,405
Georgina Kilfoil	83,333	—	—	7,826	—	185,077	276,236

	1,735,847	—	—	96,353	—	1,036,123	2,868,323

*	No longer KMP since 31 March 2015

Benitec Biopharma Limited Directors’ report 30 June 2015

2014	Cash salary and fees $	Short-term benefits Cash bonus $	Non- monetary $	Post- employment benefits Super- annuation $	Long-term benefits Termination Benefits $	Share-based payments Options $	Total $

Non-Executive Directors:
Peter Francis	113,328	—	—	—	—	27,556	140,884
Kevin Buchi	53,000	—	—	—	—	103,098	156,098
John Chiplin	53,000	—	—	—	—	6,890	59,890
Iain Ross	58,000	—	—	—	—	6,890	64,890
Mel Bridges *	58,000	—	—	—	—	6,890	64,890

Executive Directors:
Peter French	300,000	150,000	—	17,775	—	126,061	593,836

Other Key Management Personnel:
Carl Stubbings	252,000	50,000	—	17,775	—	19,391	339,166
Michael Graham	195,000	30,000	—	17,775	—	10,417	253,192
David Suhy	217,902	87,160	—	—	—	25,360	330,422
Greg West	217,391	50,000	—	17,775	—	15,461	300,627

	1,517,621	367,160	—	71,100	—	348,014	2,303,895

*	Resigned as a Director on 18 June 2014

The proportion of remuneration at risk and the fixed proportion are as follows:

	Fixed remuneration		At risk - STI (bonus)		At risk - LTI (options)
Name	2015	2014	2015	2014	2015	2014

Non-Executive Directors:
Peter Francis	100%	80%	—%	—%	—%	20%
Kevin Buchi	46%	34%	—%	—%	54%	66%
John Chiplin	100%	88%	—%	—%	—%	12%
Iain Ross	100%	89%	—%	—%	—%	11%
Mel Bridges	—%	89%	—%	—%	—%	11%

Executive Directors:
Peter French	82%	54%	—%	25%	18%	21%

Other Key Management Personnel:
Carl Stubbings	66%	79%	—%	15%	34%	6%
Michael Graham	66%	84%	—%	12%	34%	4%
David Suhy	57%	66%	—%	26%	43%	8%
Greg West	53%	78%	—%	17%	47%	5%
Georgina Kilfoil	33%	—%	—%	—%	67%	—%

Benitec Biopharma Limited Directors’ report 30 June 2015

The proportion of the cash bonus paid/payable or forfeited is as follows:

	Cash bonus paid/payable		Cash bonus forfeited
Name	2015	2014	2015	2014

Executive Directors:
Peter French	—%	100%	—%	—%

Other Key Management Personnel:
Carl Stubbings	—%	100%	—%	—%
Michael Graham	—%	100%	—%	—%
David Suhy	—%	100%	—%	—%
Greg West	—%	100%	—%	—%

Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. Details of these agreements are as follows:

Name:	Dr Peter French
Title:	Managing Director and Chief Executive Officer
Agreement commenced:	4 June 2010
Details:	Base salary for the year ending 30 June 2015 of $400,000 plus superannuation, to be reviewed annually by the Nomination and Remuneration Committee. Peter’s appointment with the Company may be terminated with the Company giving six months’ notice or by Peter giving six months’ notice. The Company may elect to pay Peter an equal amount to that proportion of his salary equivalent to six months’ pay in lieu of notice, together with any outstanding entitlements due to him.

Name:	Carl Stubbings
Title:	Chief Business Officer
Agreement commenced:	28 May 2012
Details:	Base salary for the year ending 30 June 2015 of $275,000 plus superannuation, to be reviewed annually by the Nomination and Remuneration Committee. Carl’s appointment with the Company may be terminated with the Company giving three months’ notice or by Carl giving three months’ notice. The Company may elect to pay Carl an equal amount to that proportion of his salary equivalent to three month’s pay in lieu of notice, together with any outstanding entitlements due to him.

Name:	Dr Michael Graham
Title:	Senior Vice President, Head of Discovery and Founding Scientist
Agreement commenced:	1 January 2012
Details:	Base salary for the year ending 30 June 2015 of $195,000 plus superannuation, to be reviewed annually by the Nomination and Remuneration Committee. Michael’s appointment with the Company may be terminated with the Company giving three months’ notice or by Michael giving three months’ notice. The Company may elect to pay Michael an equal amount to that proportion of his salary equivalent to three month’s pay in lieu of notice, together with any outstanding entitlements due to him.

Name:	Dr David Suhy
Title:	Senior Vice President, Research and Development
Agreement commenced:	28 August 2012
Details:	Base salary for the year ending 30 June 2015 of $298,000 plus superannuation, to be reviewed annually by the Nomination and Remuneration Committee. David’s appointment with the Company may be terminated with the Company giving three months’ notice or by David giving three months’ notice. The Company may elect to pay David an equal amount to that proportion of his salary equivalent to three month’s pay in lieu of notice, together with any outstanding entitlements due to him.

Benitec Biopharma Limited Directors’ report 30 June 2015

Name:	Mr Greg West
Title:	Company Secretary and Chief Financial Officer
Agreement commenced:	23 August 2011
Details:	Base salary for the year ending 30 June 2015 of $230,000 plus superannuation, to be reviewed annually by the Nomination and Remuneration Committee. Greg’s appointment with the Company may be terminated with the Company giving two months’ notice or by Greg giving two months’ notice. The Company may elect to pay Greg an equal amount to that proportion of his salary equivalent to two month’s pay in lieu of notice, together with any outstanding entitlements due to him.

Name:	Georgina Kilfoil
Title:	Chief Clinical Officer
Agreement commenced:	19 September 2014 (She became a KMP on 1 April 2015)
Term of agreement:	Base salary for the year ending 30 June 2015 of $83,333 plus superannuation, to be reviewed annually by the Nomination and Remuneration Committee. Georgina’s appointment with the Company may be terminated with the Company giving two months’ notice or by Georgina giving two months’ notice. The Company may elect to pay Georgina an equal amount to that proportion of her salary equivalent to two month’s pay in lieu of notice, together with any outstanding entitlements due to her.

The Company may, at any time, by notice in writing terminate a key management personnel contract immediately in the event of serious misconduct.

Share-based compensation

Issue of shares

There were no shares issued to directors and other key management personnel as part of compensation during the year ended 30 June 2015.

Options

The terms and conditions of each grant of options over ordinary shares affecting remuneration of directors and other key management personnel in this financial year or future reporting years are as follows:

Grant date	No. granted	Expiry date	Exercise price	Fair value per option at grant date

17/12/2014	2,300,000	17/12/2019	$1.250	$0.563
06/05/2015	300,000	06/05/2020	$1.250	$0.534

Options granted carry no dividend or voting rights.

Options vest over three periods with vesting based on remaining in service.

Benitec Biopharma Limited Directors’ report 30 June 2015

Details of options over ordinary shares granted, vested and lapsed for directors and other key management personnel as part of compensation during the year ended 30 June 2015 are set out below:

Name	Number of options granted	Grant date	Value per option at grant date $	Value of options at grant date $	Number vested	Exercise price $	Vested and first exercise date	Last exercise date

Michael Graham	400,000	17/12/2014	0.56	225,200	133,333	1.25	17/12/2014	17/12/2019
Greg West	600,000	17/12/2014	0.56	337,800	200,000	1.25	17/12/2014	17/12/2019
Carl Stubbings	400,000	17/12/2014	0.56	225,200	133,333	1.25	17/12/2014	17/12/2019
David Suhy	600,000	17/12/2014	0.56	337,800	200,000	1.25	17/12/2014	17/12/2019
Georgina Kilfoil	300,000	17/12/2014	0.56	168,900	100,000	1.25	17/12/2014	17/12/2019
Georgina Kilfoil	300,000	06/05/2015	0.53	160,320	100,000	1.25	06/05/2015	06/05/2020

Consequences of performance on shareholder wealth

The earnings of the Group for the five years to 30 June 2015 are summarised below:

	2011	2012	2013	2014	2015
	$‘000	$‘000	$‘000	$‘000	$‘000

Loss after income tax	(3,535)	(4,113)	(3,488)	(7,039)	(11,509)

The factors that are considered to affect total shareholders return (‘TSR’) are summarised below:

	2011	2012	2013	2014	2015

Share price at financial year end ($)	0.70	0.43	0.38	1.15	0.69
Basic earnings per share (cents per share)	(0.68)	(0.43)	(8.25)	(7.78)	(9.96)

Additional disclosures relating to key management personnel

In accordance with Class Order 14/632, issued by the Australian Securities and Investments Commission, relating to ‘Key management personnel equity instrument disclosures’, the following disclosure relates only to equity instruments in the Company or its subsidiaries.

Benitec Biopharma Limited Directors’ report 30 June 2015

Shareholding

The number of shares in the Company held during the financial year by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

	Balance at the start of the year	Received as part of remuneration	Exercise of options **	Disposals/ other	Balance at the end of the year
Ordinary shares
Peter Francis	327,250	—	96,924	—	424,174
Peter French	342,554	—	249,231	—	591,785
Kevin Buchi	615,385	—	246,154	—	861,539
John Chiplin	263,020	—	—	(63,020)	200,000
Iain Ross	66,364	—	—	—	66,364
Mel Bridges *	391,744	—	—	(391,744)	—
Carl Stubbings	124,479	—	12,308	—	136,787
Michael Graham *	47,448	—	—	(47,448)	—

	2,178,244	—	604,617	(502,212)	2,280,649

*	other - where relevant, may represent the option holding of the individual at the time of cessation of being classified as a KMP of the consolidated entity.
**	options exercised relate to those either granted as remuneration or purchased as part of company financing.

None of the shares include in the table are held nominally by KMP.

Option holding

The number of options over ordinary shares in the Company held during the financial year by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

	Balance at the start of the year	Granted	** Exercised	Expired/ forfeited/ Other	Balance at the end of the year	Vested and exerciseable	Vested and unexerciseable
Options over ordinary shares
Peter Francis	1,696,924	—	(96,924)	—	1,600,000	1,600,000	—
Peter French	2,849,231	—	(249,231)	—	2,600,000	1,666,667	—
Kevin Buchi	646,154	—	(246,154)	—	400,000	266,666	—
John Chiplin	410,563	—	—	(10,563)	400,000	400,000	—
Iain Ross	407,500	—	—	(7,500)	400,000	400,000	—
Mel Bridges *	521,539	—	—	(521,539)	—	—	—
Carl Stubbings	612,308	400,000	(12,308)	—	1,000,000	466,667	—
Michael Graham *	600,000	400,000	—	(1,000,000)	—	733,333	—
David Suhy	600,000	600,000	—	—	1,200,000	533,333	—
Greg West	400,000	600,000	—	—	1,000,000	413,333	—
Georgina Kilfoil	—	600,000	—	—	600,000	200,000	—

	8,744,219	2,600,000	(604,617)	(1,539,602)	9,200,000	6,679,999	—

*	other - where relevant, may represent the option holding of the individual at the time of cessation of being classified as a KMP of the consolidated entity.
**	options exercised relate to those either granted as remuneration or purchased as part of company financing.

Other transactions with key management personnel and their related parties

Legal services at normal commercial rates totalling $143,684 (2014: $108,913) were provided by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest.

Consultancy fees were paid for executive duties totalling $118,013 (2014: $40,000) provided by NewStar Ventures Ltd, a corporation in which John Chiplin is a director and has a beneficial interest.

This concludes the remuneration report, which has been audited.

Benitec Biopharma Limited Directors’ report 30 June 2015

Shares under option

Unissued ordinary shares of Benitec Biopharma Limited under option at the date of this report are as follows:

Grant date	Expiry date	Exercise price	Number under option

23 October 2010	23 October 2015	$4.250	78,125
26 September 2011 *	26 September 2016	$1.250	2,800,000
17 November 2011 **	26 September 2016	$1.250	1,200,000
17 November 2011 **	17 November 2016	$1.250	600,000
7 February 2012 **	7 February 2017	$1.250	156,000
18 July 2012 **	18 July 2017	$1.250	400,000
16 November 2012 **	16 November 2017	$1.250	400,000
10 November 2013 *	18 May 2018	$0.620	400,000
22 August 2013 **	22 August 2018	$1.250	2,080,000
28 February 2014 ***	28 February 2019	$1.260	13,246,203
15 May 2014 **	15 May 2019	$1.500	180,000
17 December 2014 **	17 December 2019	$1.250	3,334,000
6 May 2015 **	6 May 2020	$1.250	950,000
20 August 2015 **	21 August 2020	$7.500	10,000,000

			35,824,328

*	Non-Executive Directors options
**	ESOP options
***	Unlisted options

Options from 23 October 2010 are warrants.

No person entitled to exercise the options had or has any right by virtue of the option to participate in any share issue of the Company or of any other body corporate.

Shares issued on the exercise of options

The following ordinary shares of Benitec Biopharma Limited were issued during the year ended 30 June 2015 and up to the date of this report on the exercise of options granted:

Date options granted	Exercise price	Number of shares issued

19 August 2009	$0.510	200,000
19 August 2009	$0.570	60,000
19 August 2009	$0.570	60,000
18 February 2010	$0.325	258,462
18 February 2010	$0.325	86,155
18 February 2010	$0.325	40,000
18 February 2010	$0.325	61,538
18 February 2010	$0.325	93,538
18 February 2010	$0.325	123,074

		982,767

There were no amounts unpaid on the shares issued.

Indemnity and insurance of officers

The Company has indemnified the directors and executives of the Company for costs incurred, in their capacity as a director or executive, for which they may be held personally liable, except where there is a lack of good faith.

Benitec Biopharma Limited Directors’ report 30 June 2015

During the financial year, the Company paid a premium in respect of a contract to insure the directors and executives of the Company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

Indemnity and insurance of auditor

The Company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

Non-audit services

Details of the amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor are outlined in note 20 to the financial statements.

The directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor’s behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The directors are of the opinion that the services as disclosed in note 20 to the financial statements do not compromise the external auditor’s independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor; and

•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor’s own work, acting in a management or decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risks and rewards.

Officers of the Company who are former partners of Grant Thornton Audit Pty Ltd

There are no officers of the Company who are former partners of Grant Thornton Audit Pty Ltd.

Rounding of amounts

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to ‘rounding-off’. Amounts in this report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

Auditor

Grant Thornton Audit Pty Ltd continues in office in accordance with section 327 of the Corporations Act 2001.

Benitec Biopharma Limited Directors’ report 30 June 2015

This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the directors

Peter Francis
Chairman

31 August 2015

Sydney

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Benitec Biopharma Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Benitec Biopharma Limited for the year ended 30 June 2015, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

N J Bradley

Partner - Audit & Assurance

Sydney, 31 August 2015

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

Benitec Biopharma Limited
Statement of profit or loss and other comprehensive income
For the year ended 30 June 2015

		Consolidated
	Note	2015	2014
		$‘000	$‘000

Revenue	4	1,081	598

Other income	5	2,891	776

Expenses
Royalties and licence fees		(40)	(193)
Research and development	6	(6,228)	(3,758)
Employee benefits expense		(3,425)	(2,444)
Share-based expense		(1,503)	(355)
Travel related costs		(1,039)	(585)
Consultants costs		(882)	(653)
Occupancy costs		(275)	(122)
Corporate expenses		(1,018)	(646)
Net loss foreign exchange		—	(111)
IPO costs		(1,071)	—

Loss before income tax benefit		(11,509)	(7,493)

Income tax benefit	7	—	454

Loss after income tax benefit for the year attributable to the owners of Benitec Biopharma Limited	16	(11,509)	(7,039)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		6	8

Other comprehensive income for the year, net of tax		6	8

Total comprehensive income for the year attributable to the owners of Benitec Biopharma Limited		(11,503)	(7,031)

		Cents	Cents

Basic earnings per share	28	(9.96)	(7.78)
Diluted earnings per share	28	(9.96)	(7.78)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Benitec Biopharma Limited
Statement of financial position
As at 30 June 2015

		Consolidated
	Note	2015	2014
		$‘000	$‘000

Assets

Current assets
Cash and cash equivalents	8	21,787	31,359
Trade and other receivables	9	123	122
Other	10	3,154	2,967

Total current assets		25,064	34,448

Non-current assets
Property, plant and equipment	11	456	48

Total non-current assets		456	48

Total assets		25,520	34,496

Liabilities

Current liabilities
Trade and other payables	12	1,449	788
Provisions	13	193	167

Total current liabilities		1,642	955

Total liabilities		1,642	955

Net assets		23,878	33,541

Equity
Issued capital	14	129,631	129,186
Reserves	15	2,038	641
Accumulated losses	16	(107,791)	(96,286)

Total equity		23,878	33,541

The above statement of financial position should be read in conjunction with the accompanying notes

Benitec Biopharma Limited
Statement of changes in equity
For the year ended 30 June 2015

	Issued		Accumulated	Total
	capital	Reserves	losses	equity
Consolidated	$‘000	$‘000	$‘000	$‘000

Balance at 1 July 2013	89,609	278	(89,247)	640

Loss after income tax benefit for the year	—	—	(7,039)	(7,039)
Other comprehensive income for the year, net of tax	—	8	—	8

Total comprehensive income for the year	—	8	(7,039)	(7,031)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 14)	39,577	—	—	39,577
Share-based payments (note 29)	—	355	—	355

Balance at 30 June 2014	129,186	641	(96,286)	33,541

	Issued		Accumulated	Total
	capital	Reserves	losses	equity
Consolidated	$‘000	$‘000	$‘000	$‘000

Balance at 1 July 2014	129,186	641	(96,286)	33,541

Loss after income tax benefit for the year	—	—	(11,509)	(11,509)
Other comprehensive income for the year, net of tax	—	6	—	6

Total comprehensive income for the year	—	6	(11,509)	(11,503)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 14)	337	—	—	337
Share-based payments (note 29)	—	1,503	—	1,503
Transfer of expired share-based payments	—	(4)	4	—
Transfer to share capital for options exercised	108	(108)	—	—

Balance at 30 June 2015	129,631	2,038	(107,791)	23,878

The above statement of changes in equity should be read in conjunction with the accompanying notes

Benitec Biopharma Limited
Statement of cash flows
For the year ended 30 June 2015

		Consolidated
	Note	2015	2014
		$‘000	$‘000

Cash flows from operating activities
Receipts from customers (inclusive of GST)		307	260
Research and development grants		2,318	776
Interest received		774	321
Income taxes refunded (paid)		—	454
Payments to suppliers and employees (inclusive of GST)		(13,091)	(11,082)

Net cash used in operating activities	27	(9,692)	(9,271)

Cash flows from investing activities
Payments for property, plant and equipment	11	(505)	(32)

Net cash used in investing activities		(505)	(32)

Cash flows from financing activities
Proceeds from issue of shares		385	39,076
IPO and share issue transaction costs		(333)	—

Net cash from financing activities		52	39,076

Net (decrease)/increase in cash and cash equivalents		(10,145)	29,773
Cash and cash equivalents at the beginning of the financial year		31,359	1,587
Effects of exchange rate changes on cash and cash equivalents		573	(1)

Cash and cash equivalents at the end of the financial year	8	21,787	31,359

The above statement of cash flows should be read in conjunction with the accompanying notes

Benitec Biopharma Limited
Notes to the financial statements
30 June 2015

Note 1. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New, revised or amending Accounting Standards and Interpretations adopted

The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Group.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The following Accounting Standards and Interpretations are most relevant to the Group:

•	AASB 2012-3 Amendments to Australian Accounting Standards - Offsetting Financial Assets and Financial Liabilities;

•	AASB 2013-3 Amendments to AASB 136 - Recoverable Amount Disclosures for Non-Financial Assets;

•	AASB 2013-4 Amendments to Australian Accounting Standards - Novation of Derivatives and Continuation of Hedge Accounting; and

•	AASB 2014-1 Amendments to Australian Accounting Standards (Parts A to C).

Going concern

The directors have prepared the financial statements on a going concern basis after taking into consideration the net loss for the year of $11,509,000 (2014: $7,039,000) and the cash and cash equivalents balance of $21,787,000 (2014: $31,359,000).

The Company announced the closing of its U.S. initial public offering of 1,500,000 American Depositary Shares (ADSs)1, representing 30,000,000 fully paid ordinary shares of Benitec, together with warrants to purchase 500,000 ADSs, representing 10,000,000 fully paid ordinary shares. Each ADS represents 20 ordinary shares of Benitec. Benitec has granted the underwriter a 45-day option to purchase up to an additional 225,000 ADSs and/or 75,000 warrants to purchase ADSs to cover over-allotments, if any. Simultaneously with the closing, Benitec issued and sold 75,000 warrants in connection with the underwriter’s partial exercise of such option. The gross proceeds from the offering were $18,844,000 (US$13,820,000), before deducting underwriting discounts and commissions and other offering expenses. Net proceeds from the offering will be used primarily to advance Benitec’s therapeutic programs.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the Group only. Supplementary information about the parent entity is disclosed in note 24.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Benitec Biopharma Limited (‘Company’ or ‘parent entity’) as at 30 June 2015 and the results of all subsidiaries for the year then ended. Benitec Biopharma Limited and its subsidiaries together are referred to in these financial statements as the ‘Group’.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 1. Significant accounting policies (continued)

Subsidiaries are all those entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the Group are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Where the Group loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The Group recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Foreign currency translation

The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited’s functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Revenue recognition

Revenue is recognised when it is probable that the economic benefit will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable.

Licensing revenue and royalties

Revenue from the granting of licenses is recognised in accordance with the terms of the relevant agreements and is usually recognised on an accruals basis, unless the substance of the agreement provides evidence that it is more appropriate to recognise revenue on some other systematic rational basis.

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 1. Significant accounting policies (continued)

Government research and development grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

Research and development grant revenue is recognised as income when it is received.

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•	When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

•	When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Benitec Biopharma Limited (the ‘head entity’) and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. The head entity and each subsidiary in the tax consolidated group continue to account for their own current and deferred tax amounts. The tax consolidated group has applied the ‘separate taxpayer within group’ approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group. No tax sharing agreement has been entered between entities in the tax consolidated group.

In addition to its own current and deferred tax amounts, the head entity also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from each subsidiary in the tax consolidated group.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 1. Significant accounting policies (continued)

Deferred tax assets and liabilities are always classified as non-current.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Trade and other receivables

Other receivables are recognised at amortised cost, less any provision for impairment.

Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the asset is derecognised or impaired.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to economic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganisation; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows.

The amount of the impairment allowance for loans and receivables carried at amortised cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. If there is a reversal of impairment, the reversal cannot exceed the amortised cost that would have been recognised had the impairment not been made and is reversed to profit or loss.

Property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Leasehold improvements	3-10 years
Plant and equipment	3-7 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 1. Significant accounting policies (continued)

A distinction is made between finance leases, which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to the ownership of leased assets, and operating leases, under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the fair value of the leased assets, or if lower, the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the finance costs, so as to achieve a constant rate of interest on the remaining balance of the liability.

Leased assets acquired under a finance lease are depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.

Operating lease payments, net of any incentives received from the lessor, are charged to profit or loss on a straight-line basis over the term of the lease.

Impairment of non-financial assets

Other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries and other employee benefits expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

Employee benefits not expected to be settled within 12 months of the reporting date are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Defined contribution superannuation expense

Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Share-based payments

Equity-settled share-based compensation benefits are provided to directors and senior executives. The plan currently in place to provide these benefits is the Employee Share Option Plan (‘ESOP’).

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 1. Significant accounting policies (continued)

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Group receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the Group or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Group or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Costs related to an initial offering are expensed in the statement of profit or loss and other comprehensive income.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Benitec Biopharma Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 1. Significant accounting policies (continued)

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

Comparative figures

When required by accounting standards, comparative figures have been adjusted to conform to changes in the presentation for the current financial year.

Rounding of amounts

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to ‘rounding-off’. Amounts in this report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the Group for the annual reporting period ended 30 June 2015. The Group’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the Group, are set out below.

AASB 9 Financial Instruments

This standard is applicable to annual reporting periods beginning on or after 1 January 2018. The standard replaces all previous versions of AASB 9 and completes the project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. AASB 9 introduces new classification and measurement models for financial assets. New simpler hedge accounting requirements are intended to more closely align the accounting treatment with the risk management activities of the entity. New impairment requirements will use an ‘expected credit loss’ (‘ECL’) model to recognise an allowance. The Group will adopt this standard from 1 July 2018 but the impact of its adoption is yet to be assessed. The impact on the Group is however likely to be immaterial.

AASB 15 Revenue from Contracts with Customers

This standard is currently applicable to annual reporting periods beginning on or after 1 January 2017 (however Exposure Draft 263 ‘Effective Date of AASB 15’ proposes to defer the application date by one year to 1 January 2018). The standard provides a single standard for revenue recognition. The core principle of the standard is that an entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services). It is expected that the Group will adopt this standard from 1 July 2018 (presuming ED 263 is passed). The impact of adoption is likely to be immaterial, however a full impact assessment has yet to be undertaken.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 1. Significant accounting policies (continued)

Other accounting standards issued are not considered to have a significant impact on the financial statements of the Group. These standards (and their operative dates) include:

•	AASB 14 Regulatory Deferral Accounts (from 1 January 2016);

•	AASB 2014-1 Amendments to Australian Accounting Standards (Part D from 1 January 2016 and Part E from 1 January 2018);

•	AASB 2014-3 Amendments to Australian Accounting Standards – Accounting for Acquisitions of Interests in Joint Operations (from 1 January 2016);

•	AASB 2014-4 Amendments to Australian Accounting Standards – Clarification of Acceptable Methods of Depreciation and Amortisation (from 1 January 2016);

•	AASB 2014-5 Amendments to Australian Accounting Standards arising from AASB 15 (from 1 January 2017);

•	AASB 2014-6 Amendments to Australian Accounting Standards – Agriculture: Bearer Plants (from 1 January 2016);

•	AASB 2014-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2014) (from 1 January 2018);

•	AASB 2014-8 Amendments to Australian Accounting Standards arising from AASB 9 (December 2014) – Application of AASB 9 (December 2009) and AASB 9 (December 2010) (from 1 January 2015);

•	AASB 2014-9 Amendments to Australian Accounting Standards – Equity Method in Separate Financial Statements (from 1 January 2016);

•	AASB 2014-10 Amendments to Australian Accounting Standards – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (from 1 January 2016);

•	AASB 2015-1 Amendments to Australian Accounting Standards – Annual Improvements to Australian Accounting Standards 2012–2014 Cycle (from 1 January 2016);

•	AASB 2015-2 Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 101 (from 1 January 2016);

•	AASB 2015-3 Amendments to Australian Accounting Standards arising from the Withdrawal of AASB 1031 Materiality (from 1 July 2015);

•	2015-4 Amendments to Australian Accounting Standards – Financial Reporting Requirements for Australian Groups with a Foreign Parent (from 1 July 2015); and

•	AASB 2015-5 Amendments to Australian Accounting Standards – Investment Entities: Applying the Consolidation Exception (from 1 January 2016).

Note 2. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Research and development expenses

Management does not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred.

Research and development expenses relate primarily to the cost of conducting clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

The Group accounts for the federal government research and development grants tax incentive on cash basis due to the difficulty in making a reasonable estimation as at year end.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 2. Critical accounting judgements, estimates and assumptions (continued)

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if the Group considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Given the Company’s and each individual entities’ history of recent losses, the Group has not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether the Company or its subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised.

Costs of capital raising

Costs directly attributable to an equity transaction are held in the statement of financial position until the completion of the transaction. On completion, the costs will be applied against issued capital.

Costs associated with abandoned or sub-optimal equity transactions are expensed to profit or loss in the year the transaction is determined to no longer be viable under existing conditions.

Note 3. Operating segments

Identification of reportable operating segments

The Group has only one operating segment during the financial year, being the global commercialisation by licensing and partnering of patents and licences in biotechnology, more specifically in functional genomics, with applications in biomedical research and human therapeutics. This operating segment is based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The information reported to the CODM is on at least a monthly basis.

Geographical information

	Sales to external customers		Geographical non-current assets
	2015	2014	2015	2014
	$‘000	$‘000	$‘000	$‘000

Australia	307	274	456	48
United States of America	—	3	—	—

	307	277	456	48

Note 4. Revenue

	Consolidated
	2015	2014
	$‘000	$‘000

Sales revenue
Licensing revenue and royalties	307	277

Other revenue
Interest	774	321

Revenue	1,081	598

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 5. Other income

	Consolidated
	2015	2014
	$‘000	$‘000

Net foreign exchange gain	573	—
Federal government research and development grants	2,318	776

Other income	2,891	776

Note 6. Expenses

	Consolidated
	2015	2014
	$‘000	$‘000

Loss before income tax includes the following specific expenses:

Depreciation
Leasehold improvements	10	2
Plant and equipment	87	11

Total depreciation	97	13

Research and development
Project expenses	4,983	3,310
Other IP related expenses	1,245	448

Total research and development	6,228	3,758

Rental expense relating to operating leases
Minimum lease payments	179	59

Superannuation expense
Defined contribution superannuation expense	128	89

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	3,297	2,355

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 7. Income tax benefit

	Consolidated
	2015	2014
	$‘000	$‘000

Income tax benefit
Current tax	—	(454)

Aggregate income tax benefit	—	(454)

Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax benefit	(11,509)	(7,493)

Tax at the statutory tax rate of 30%	(3,453)	(2,248)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Legal expenses	15	16
Share-based payments	451	107
Non-assessable foreign currency translation provision	—	(2)
Capital items deductible	(487)	(232)
Sundry items	472	24

	(3,002)	(2,335)
Deferred tax asset not brought to account	3,002	2,335
Income tax paid/(refund) from an overseas subsidiary	—	(454)

Income tax benefit	—	(454)

	Consolidated
	2015	2014
	$‘000	$‘000

Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised	53,866	43,677

Potential tax benefit @ 30%	16,160	13,103

Capital unused tax losses for which no deferred tax asset has been recognised	1,272	1,272

Potential tax benefit at statutory tax rates	382	382

The above potential tax benefit have not been recognised in the statement of financial position. These tax losses are recognised only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

	Consolidated
	2015	2014
	$‘000	$‘000

Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
Others	58	50

Total deferred tax assets not recognised	58	50

The above potential tax benefit, which excludes tax losses, for deductible temporary differences has not been recognised in the statement of financial position as the recovery of this benefit is uncertain.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 8. Current assets - cash and cash equivalents

	Consolidated
	2015	2014
	$‘000	$‘000

Cash at bank	916	289
Cash on deposit	20,871	31,070

	21,787	31,359

Note 9. Current assets - trade and other receivables

	Consolidated
	2015	2014
	$‘000	$‘000

Other receivables	—	28
BAS receivable	123	94

	123	122

There is no receivable balance that is either past due or impaired.

Note 10. Current assets - other

	Consolidated
	2015	2014
	$‘000	$‘000

Prepayments	74	27
Prepaid clinical trials*	2,700	2,700
IPO costs **	285	—
Other current assets	95	240

	3,154	2,967

*	The Group announced on 3 June 2013 that it had committed to moving its non-small cell lung cancer therapeutic, into clinical development. The Group is using European-based clinical research organisation Clinical Trials Group (‘CTGCRO’) to manage both the initial clinical development and trials. The prepayment was made to secure favourable commercial terms with CTGCRO for the conduct of the trials. As at the 30 June 2015 the trials had still no commenced.
**	IPO costs were incurred during the year for the public offer in the United States and the associated listing on the NASDAQ Global Select Market. Refer to note 26 for further details.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 11. Non-current assets - property, plant and equipment

	Consolidated
	2015	2014
	$‘000	$‘000

Leasehold improvements - at cost	252	13
Less: Accumulated depreciation	(15)	(5)

	237	8

Plant and equipment - at cost	544	278
Less: Accumulated depreciation	(325)	(238)

	219	40

	456	48

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

Consolidated	Leasehold improvement $‘000	Plant and equipment $‘000	Total $‘000

Balance at 1 July 2013	10	18	28
Additions	—	33	33
Depreciation expense	(2)	(11)	(13)

Balance at 30 June 2014	8	40	48
Additions	239	266	505
Depreciation expense	(10)	(87)	(97)

Balance at 30 June 2015	237	219	456

Note 12. Current liabilities - trade and other payables

	Consolidated
	2015	2014
	$‘000	$‘000

Trade payables	760	573
Other payables	689	215

	1,449	788

Refer to note 18 for further information on financial instruments.

Note 13. Current liabilities - provisions

	Consolidated
	2015	2014
	$‘000	$‘000

Employee benefits	193	167

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 14. Equity - issued capital

	Consolidated
	2015	2014	2015	2014
	Shares	Shares	$‘000	$‘000

Ordinary shares - fully paid	115,881,763	114,898,993	129,631	129,186

Movements in ordinary share capital

Details	Date	Shares	Issue price	$‘000

Balance	1 July 2013	46,076,562		89,609
Placement of shares	23 July 2013	27,629,089	$0.280	7,618
Share Purchase Plan issue	6 August 2013	10,254,696	$0.280	2,820
Release of Tacere escrow shares	30 October 2013	955,002	$0.370	357
Placement of shares	28 February 2014	14,717,995	$1.070	15,748
Placement of shares	15 April 2014	14,717,999	$1.070	15,749
Options exercised	13 October 2013	197,540	$0.325	64
Options exercised	14 January 2014	43,077	$0.325	14
Options exercised	29 January 2014	49,464	$0.325	16
Options exercised	10 February 2014	160,000	$0.325	52
Options exercised	27 February 2014	32,000	$0.325	11
Options exercised	20 March 2014	61,539	$0.325	20
Options exercised	15 April 2014	3,468	$2.500	9
Remaining consolidation of shares on a 25:1 basis		562	$0.000	—
Transaction costs		—	$0.000	(2,901)

Balance	30 June 2014	114,898,993		129,186
Transfer from share based payments for options exercised		—	$0.000	108
Options exercised	30 July 2014	200,000	$0.510	102
Options exercised	30 July 2014	60,000	$0.570	34
Options exercised	11 August 2014	60,000	$0.570	34
Options exercised	28 November 2014	258,462	$0.325	84
Options exercised	23 December 2014	86,155	$0.325	28
Options exercised	13 January 2015	40,000	$0.325	13
Options exercised	9 February 2015	61,538	$0.325	20
Options exercised	17 February 2015	93,538	$0.325	30
Options exercised	19 February 2015	123,077	$0.325	40
IPO and transaction costs		—	$0.000	(48)

Balance	30 June 2015	115,881,763		129,631

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The Group’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 14. Equity - issued capital (continued)

The capital structure of the Group consists of cash and cash equivalents and equity attributable to equity holders. Operating globally, the Group develops speciality pharmaceutical products. The overall strategy of the Group is to continue its drug development programs, which depends on selling assets and raising additional equity to fund the activities.

The capital risk management policy remains unchanged from the 2014 Annual Report.

Note 15. Equity - reserves

	Consolidated
	2015	2014
	$‘000	$‘000

Foreign currency reserve	(1,300)	(1,306)
Share-based payments reserve	3,338	1,947

	2,038	641

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

Consolidated	Foreign currency $‘000	Share-based payments $‘000	Total $‘000

Balance at 1 July 2013	(1,314)	1,592	278
Foreign currency translation	8	—	8
Share-based payments	—	355	355

Balance at 30 June 2014	(1,306)	1,947	641
Foreign currency translation	6	—	6
Share-based payments	—	1,503	1,503
Transfer of expired share-based payments	—	(4)	(4)
Transfer to share capital for options exercised	—	(108)	(108)

Balance at 30 June 2015	(1,300)	3,338	2,038

Note 16. Equity - accumulated losses

	Consolidated
	2015	2014
	$‘000	$‘000

Accumulated losses at the beginning of the financial year	(96,286)	(89,247)
Loss after income tax benefit for the year	(11,509)	(7,039)
Transfer from share-based payment reserve	4	—

Accumulated losses at the end of the financial year	(107,791)	(96,286)

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 17. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Note 18. Financial instruments

Financial risk management objectives

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk) and liquidity risk. The Group’s principal financial instruments comprise receivables, payables, cash and short-term deposits. The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Company financial risk management policy. The objective of the policy is to protect the assets and provide a solid return.

Market risk

Foreign currency risk

The Group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Interest rate risk

The Group generates income from interest on surplus funds. At reporting date, the Group had the following assets exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

As at the reporting date, the Group had the following variable rate cash and cash equivalents outstanding:

	2015		2014
Consolidated	Weighted average interest rate %	Balance $‘000	Weighted average interest rate %	Balance $‘000

Cash and cash equivalents	3.26%	21,787	3.67%	31,359

Net exposure to cash flow interest rate risk		21,787		31,359

An analysis by remaining contractual maturities in shown in ‘liquidity and interest rate risk management’ below.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The Group does not hold any collateral.

Liquidity risk

Vigilant liquidity risk management requires the Group to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay debts as and when they become due and payable.

The Group manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 18. Financial instruments (continued)

Remaining contractual maturities

The following tables detail the Group’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid.

Consolidated - 2015	Weighted average interest rate %	1 year or less $‘000	Between 1 and 2 years $‘000	Between 2 and 5 years $‘000	Over 5 years $‘000	Remaining contractual maturities $‘000

Non-derivatives
Non-interest bearing
Trade payables	—%	760	—	—	—	760
Other payables	—%	688	—	—	—	688

Total non-derivatives		1,448	—	—	—	1,448

Consolidated - 2014	Weighted average interest rate %	1 year or less $‘000	Between 1 and 2 years $‘000	Between 2 and 5 years $‘000	Over 5 years $‘000	Remaining contractual maturities $‘000

Non-derivatives
Non-interest bearing
Trade payables	—%	573	—	—	—	573
Other payables	—%	215	—	—	—	215

Total non-derivatives		788	—	—	—	788

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value.

Note 19. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel of the Group is set out below:

	Consolidated
	2015	2014
	$	$

Short-term employee benefits	1,735,847	1,884,781
Post-employment benefits	96,353	71,100
Share-based payments	1,036,123	348,014

	2,868,323	2,303,895

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 20. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the Company:

	Consolidated
	2015	2014
	$	$

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	95,000	73,238

Other services - Grant Thornton Audit Pty Ltd
Tax compliance and corporate advisory services	20,050	24,000
IPO services	180,000	—

	200,050	24,000

	295,050	97,238

Note 21. Contingent liabilities and commitments

In January 2010, the Group reached a settlement with the CSIRO to replace the existing Licence Agreement and Commercial Agreement with a new exclusive Licence Agreement for the use of intellectual property and the Capital Growth Agreement with the issue of ordinary shares. As part of the settlement, a Transition Agreement was put in place in order to facilitate the change from the old agreements to the new agreement and to deal with a number of other matters.

Under the terms of the Transition Agreement, the Group agreed to pay CSIRO an amount of $297,000 for past patent costs only in the event of a trigger event, being either a corporate transaction or an insolvency event.

Scientific work on the therapeutic programs

On 18 December 2012, the Group announced the appointment of Synteract, Inc. as its Clinical Research Organisation responsible for the progression of TT-034 into Phase I/IIa clinical trials in the USA. The Group has negotiated a contract with favourable commercial terms, in some instances requiring prepayment, for Synteract to continue to manage the clinical trials throughout 2014, 2015 and 2016.

On 3 June 2014, the Group announced plans to progress its non-small cell lung cancer (‘NSCLC’) therapeutic candidate, Tribetarna advising it had reached agreement to use European-based clinical research organisation CTGCRO to manage clinical trials, and subsequently negotiated favourable commercial terms, which included prepayments covering the clinical trial and consulting services.

On 11 November 2014, the Group entered into a Collaborative Research and License Agreement with 4D Molecular Therapeutics (4DMT) to identify and develop adeno-associated virus (“AAV”) vector variants optimized for gene delivery to tissues within the eye using 4D technology and products combining such optimized AAV vector variants with Benitec’s ddRNAi technology, for further development and commercialization by Benitec under license from 4D Molecular. Under this agreement the Group shall fund 4DMT for the studies to be carried out by 4DMT according to the research plan that was agreed between the parties.

The Group has contracted for scientific work on the therapeutic programs, as described above, and payments due within the next 12 months total approximately $2,892,000.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 22. Commitments

	Consolidated
	2015	2014
	$‘000	$‘000

Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	118	116
One to five years	378	109

	496	225

Operating lease commitments includes contracted amounts for offices under non-cancellable operating leases expiring within 3 years with, in some cases, options to extend. The leases have various escalation clauses. On renewal, the terms of the leases are renegotiated.

Note 23. Related party transactions

Parent entity

Benitec Biopharma Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 25.

Key management personnel

Disclosures relating to key management personnel are set out in note 19 and the remuneration report in the directors’ report.

Transactions with related parties

The following transactions occurred with related parties:

	Consolidated
	2015	2014
	$	$

Payment for other expenses:
Legal services paid / payable to Francis Abourizk Lightowlers, a law firm in which Mr Peter Francis is a partner and has a beneficial interest.	143,684	108,913
Consultancy fees for executive duties paid/payable to NewStar Ventures Ltd, a corporation in which Dr John Chiplin is a director and has a beneficial interest.	118,013	40,000

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 24. Parent entity information

Set out below is the supplementary information about the parent entity.

Statement of profit or loss and other comprehensive income

	Parent
	2015	2014
	$‘000	$‘000

Loss after income tax	(9,562)	(7,037)

Total comprehensive income	(9,562)	(7,037)

Statement of financial position

	Parent
	2015	2014
	$‘000	$‘000

Total current assets	26,763	34,386

Total assets	27,108	34,568

Total current liabilities	1,574	1,312

Total liabilities	1,574	1,312

Equity
Issued capital	129,631	129,186
Share-based payments reserve	3,338	1,947
Accumulated losses	(107,435)	(97,877)

Total equity	25,534	33,256

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

The parent entity had no guarantees in relation to the debts of its subsidiaries as at 30 June 2015 and 30 June 2014.

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2015 (2014: nil), other than the contingent liabilities described in note 21.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 30 June 2015 and 30 June 2014.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Group, as disclosed in note 1, except for the following:

•	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.

•	Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 25. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Ownership interest
Name	Principal place of business / Country of incorporation	2015%	2014%

Benitec Australia Limited	Australia	100.00%	100.00%
Benitec Biopharma Limited	United Kingdom	100.00%	100.00%
Benitec, Inc.	USA	100.00%	100.00%
Benitec LLC	USA	100.00%	100.00%
RNAi Therapeutics, Inc.	USA	100.00%	100.00%
Tacere Therapeutics, Inc.	USA	100.00%	100.00%

Note 26. Events after the reporting period

On 9 July 2015, the Group announced that it had acquired the full rights to the pre-clinical ddRNAi-based hepatitis B (HBV) therapeutic program, Hepbarna® from Biomics Biotechnologies, which was previously under development as a joint venture between the two companies. The Company will pay $2,500,000 upfront with a further $3,500,000 upon successful commercialisation of the program and right to royalty on net sales. 647,333 ordinary shares in the Company were issued on 22 July 2015 as consideration.

On 22 July 2015, the Company’s shareholders at a General Meeting passed a resolution to issue up to 115,000,000 new shares through an initial public offer, which would be represented by American Depositary Shares for trading on Nasdaq.

On 20 August 2015, the Company has successfully completed an initial public offer in the United States and the associated listing on the NASDAQ Global Select Market. Benitec issued 30,000,000 ordinary shares (converted to 1,500,000 NASDAQ ADS: BNTC) and 10,000,000 options (converted to 500,000 NASDAQ warrants: BNTCW representing 20 options for each warrant) through the initial public offer and raised $18,844,000 (US$13,820,000) under the IPO. Benitec intends to use the net proceeds of the IPO to advance the programs for its therapies, for working capital and for general corporate purposes.

No other matter or circumstance has arisen since 30 June 2015 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

Note 27. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	2015	2014
	$‘000	$‘000

Loss after income tax benefit for the year	(11,509)	(7,039)

Adjustments for:
Depreciation and amortisation	97	13
Share-based payments	1,503	355
Foreign exchange differences	(567)	9

Change in operating assets and liabilities:
Increase in trade and other receivables	(1)	(17)
Decrease/(increase) in other operating assets	98	(2,937)
Increase in trade and other payables	661	277
Increase in employee benefits	26	68

Net cash used in operating activities	(9,692)	(9,271)

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 28. Earnings per share

	Consolidated
	2015	2014
	$‘000	$‘000

Loss after income tax attributable to the owners of Benitec Biopharma Limited	(11,509)	(7,039)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	115,507,308	90,432,177

Weighted average number of ordinary shares used in calculating diluted earnings per share	115,507,308	90,432,177

	Cents	Cents

Basic earnings per share	(9.96)	(7.78)
Diluted earnings per share	(9.96)	(7.78)

Outstanding options to acquire ordinary shares are not considered dilutive for the years ended 30 June 2015 and 30 June 2014.

On 20 August 2015, the Company issued 30,000,000 ordinary shares and 10,000,000 options as detailed on note 25 events after the reporting period.

Benitec Biopharma Limited Notes to the financial statements 30 June 2015

Note 29. Share-based payments

Benitec Biopharma Limited Employees Share Option Plan (ESOP):

Description of plan

The Group may from time to time issue employees options to acquire shares in the parent at a fixed price. Each option when exercised entitles the option holder to one share in the Company. Options are exercisable on or before an expiry date, do not carry any voting or dividend rights and are not transferable except on death of the option holder.

The following table shows the number and weighted average exercise price (WAEP) of share options issued under the ESOP:

	2015	2015	2014	2014
	Number	WAEP	Number	WAEP

Outstanding at the beginning of the year	5,288,000	1.229	3,028,000	1.200
Granted during the year	4,284,000	1.250	2,260,000	1.270
Exercised during the year	(200,000)	0.510	—	—
Lapsed or forfeited during the year	(72,000)	1.250	—	—

Outstanding at the end of the year	9,300,000	1.250	5,288,000	1.229

Options exercisable at the end of the year	4,670,667		2,178,667

Details of ESOP share options outstanding as at end of year:

Grant date	Expiry date	Exercise price	2015 Number	2014 Number

13/07/2010	19/08/2014	0.51	—	260,000
17/11/2011	17/11/2016	1.25	1,800,000	1,800,000
07/02/2012	07/02/2017	1.25	156,000	168,000
18/07/2012	18/07/2017	1.25	400,000	400,000
16/11/2012	16/11/2017	1.25	400,000	400,000
22/08/2013	22/08/2018	1.25	2,080,000	2,080,000
15/05/2014	15/05/2019	1.50	180,000	180,000
17/12/2014	17/12/2019	1.25	3,334,000	—
06/05/2015	06/05/2020	1.25	950,000	—

			9,300,000	5,288,000

The weighted average remaining life of the options issued under the ESOP at 30 June 2015 was 3 years and 4 months (2014: 3 years and 3 months).

For the options granted during the current financial year, the valuation model inputs used to determine the fair value at the grant date, are as follows:

Grant date	Expiry date	Share price at grant date	Exercise price	Expected * volatility	Dividend yield	Risk-free interest rate	Fair value at grant date

17/12/2014	17/12/2019	$0.840	$1.250	95.00%	—%	2.35%	$0.563
06/05/2015	06/05/2020	$0.810	$1.250	95.00%	—%	2.35%	$0.534

*	expected volatility was determined by reference to Bloomberg for the Benitec share price based on historical volatility

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were $1,502,726 (2014: $355,116).

Benitec Biopharma Limited
Directors’ declaration
30 June 2015

In the directors’ opinion:

•	the attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•	the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 1 to the financial statements;

•	the attached financial statements and notes give a true and fair view of the Group’s financial position as at 30 June 2015 and of its performance for the financial year ended on that date; and

•	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001.

On behalf of the directors

Peter Francis
Chairman

31 August 2015
Sydney

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Independent Auditor’s Report

To the Members of Benitec Biopharma Limited

Report on the financial report

We have audited the accompanying financial report of Benitec Biopharma Limited (the “Company”), which comprises the consolidated statement of financial position as at 30 June 2015, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information and the directors’ declaration of the consolidated entity comprising the Company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001. The Directors’ responsibility also includes such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. The Directors also state, in the notes to the financial report, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, the financial statements comply with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require us to comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s opinion

In our opinion:

a	the financial report of Benitec Biopharma Limited is in accordance with the Corporations Act 2001, including:

i	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2015 and of its performance for the year ended on that date; and

ii	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b	the financial report also complies with International Financial Reporting Standards as disclosed in the notes to the financial statements.

Report on the remuneration report

We have audited the remuneration report included in pages 14 to 21 of the directors’ report for the year ended 30 June 2015. The Directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion on the remuneration report

In our opinion, the remuneration report of Benitec Biopharma Limited for the year ended 30 June 2015, complies with section 300A of the Corporations Act 2001.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

N J Bradley
Partner - Audit & Assurance

Sydney, 31 August 2015

Benitec Biopharma Limited
Corporate directory
30 June 2015

Directors	Mr Peter Francis - Non-Executive Chairman
Dr Peter French - Chief Executive Officer and Executive Director
Mr Kevin Buchi - Non-Executive Director
Dr John Chiplin - Non-Executive Director
Mr Iain Ross - Non-Executive Director

Company secretary	Mr Greg West

Notice of annual general meeting	The details of the annual general meeting of Benitec Biopharma Limited are:
Level 17
383 Kent Street
Sydney, NSW 2000
Thursday 12 November 2015 at 10:00 am (AEST)

Registered office	F6A/1-15 Barr Street
Balmain, NSW 2041
Head office telephone: +61 2 9555 6986

Share register	Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford, VIC 3067
Shareholders Enquiries: 1300 787 272

Auditor	Grant Thornton Audit Pty Ltd
Level 17
383 Kent Street
Sydney, NSW 2000

Bankers	Westpac Banking Corporation
274 Darling Street
Balmain, NSW 2041

Stock exchange listing	Benitec Biopharma Limited shares are listed on the Australian Securities Exchange in
Australia (ASX: BLT)
Benitec Biopharma Limited shares are listed on the NASDAQ Global Select Market in
United States (NASDAQ: BNTC; NASDAQ: BNTCW)

Website	www.benitec.com

Benitec Biopharma Limited
Shareholder information
30 June 2015

The shareholder information set out below was applicable as at 21 August 2015.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

	Number of holders of ordinary shares	Number of holders of options over ordinary shares

1 to 1,000	925	—
1,001 to 5,000	1,450	—
5,001 to 10,000	586	—
10,001 to 100,000	916	—
100,001 and over	122	—

	3,999	—

Holding less than a marketable parcel	433	—

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary shares
	Number held	% of total shares issued

NATIONAL NOMINEES LIMITED	41,877,823	28.58
CITICORP NOMINEES PTY LIMITED	16,046,105	10.95
DALIT PTY LTD	5,339,848	3.64
MJGD NOMINEES PTY LTD	4,274,235	2.92
J P MORGAN NOMINEES AUSTRALIA LIMITED	4,222,449	2.88
IRWIN BIOTECH NOMINEES P/L (BIOA A/C)	2,987,000	2.04
NATIONAL NOMINEES LIMITED (DB A/C)	2,417,718	1.65
CSIRO	1,924,658	1.31
DR RUSSELL KAY HANCOCK	1,050,000	0.72
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	902,993	0.62
TIGCORP NOMINEES PTY LTD	872,892	0.60
MR PAUL LEONARD GRIMSHAW + MR DAYNE PAUL GRIMSHAW (PAUL GRIMSHAW FAMILY SUPER FUN)	785,023	0.54
BIOMICS BIOTECHNOLOGIES CO LTD	647,333	0.44
RJ & KJ PTY LTD (R & K JOHNSON SUPER FUND A/C)	524,000	0.36
PROMEGA CORPORATION	519,854	0.35
MR JAMES GORDON PEARCE + MRS PAMELA JOY PEARCE (TESCO PEARCE PEN FUND A/C)	504,288	0.34
ABN AMRO CLEARING SYDNEY NOMINEES PTY LTD (CUSTODIAN A/C)	498,702	0.34
WILSON ENGINEERING WA PTY LTD (WILSON SUPER FUND A/C)	450,000	0.31
MR JASON SCOTT ELLENPORT + MRS VICKY ELLENPORT (ELLENPORT SUPER FUND A/C)	449,418	0.31
SARA RENISON	447,098	0.31

	86,741,437	59.21

Benitec Biopharma Limited Shareholder information 30 June 2015

Unquoted equity securities

	Number on issue	Number of holders

Other Options	78,125	—
NED Options	1,600,000	—
ESOP Options	1,788,000	—
NED Options	1,200,000	—
ESOP Options	168,000	—
ESOP Options	400,000	—
ESOP Options	400,000	—
NED Options	400,000	—
ESOP Options	2,080,000	—
Unlisted Options - placement	13,246,203	—
ESOP Options	180,000	—
ESOP Options	3,334,000	—
ESOP Options	950,000	—
Unlisted Options - placement	10,000,000	—

Substantial holders

Substantial holders in the Company are set out below:

	Ordinary shares
	Number held	% of total shares issued

NATIONAL NOMINEES LIMITED	41,877,823	28.58
CITICORP NOMINEES PTY LIMITED	16,046,105	10.95
DALIT PTY LTD	5,339,848	3.64

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

There are no other classes of equity securities.